FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release issued by Excel Maritime Carriers Ltd. (the “Company”) on June 29, 2012, announcing that the Company received notice from the New York Stock Exchange (the “NYSE”), dated June 21, 2012, that the Company is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common stock was less than $1.00 per share over a consecutive 30 trading-day period.

This report on Form 6-K and Exhibit 1 hereto are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Reg. No. 333-168568), as amended, which was filed with the U.S. Securities and Exchange Commission with an effective date as of September 21, 2010.

Exhibit 1

Excel Maritime Carriers Ltd. Announces Receipt of NYSE Notice of Non-Compliance

ATHENS, GREECE – June 29, 2012

Excel Maritime Carriers Ltd. (NYSE: EXM) (the “Company”) announced today that it received notice from the New York Stock Exchange (the “NYSE”), dated June 21, 2012, that the Company is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common stock was less than $1.00 per share over a consecutive 30 trading-day period.

Pursuant to the NYSE’s rules, the Company has a six-month cure period following receipt of the NYSE notice to bring its share price and average share price above $1.00.  During this time, the Company’s common stock will continue to be listed and trade on the NYSE.

The Company will continue to monitor the situation and intends to cure this deficiency in accordance with the NYSE rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

(Registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: June 29, 2012